

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Brett Hale
Chief Financial Officer and Chief Administrative Officer
Hyperfine, Inc.
351 New Whitfield Street
Guilford, Connecticut 06437

> **Re: Hyperfine, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2023**
> **File No. 333-275449**

Dear Brett Hale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services